Filed pursuant to Rule 433

August 23, 2010

Relating to

Preliminary Prospectus Supplement dated August 23, 2010 to

Prospectus dated April 24, 2009

Registration Statement No. 333-158762

KIMCO REALTY CORPORATION

7,000,000 DEPOSITARY SHARES

EACH REPRESENTING 1/100 OF A SHARE OF 6.90% CLASS H

CUMULATIVE REDEEMABLE PREFERRED STOCK

FINAL TERM SHEET

Issuer:	Kimco Realty Corporation

Securities Offered:	Depositary shares each representing 1/100 of a share of 6.90% Class H cumulative redeemable preferred stock

Transaction Size:	7,000,000 depositary shares

Over-Allotment Option:	None

Public Offering Price:	$25.00 per depositary share

Type of Security:	SEC Registered

Expected Ratings*:	Moody’s: Baa2 (Negative), S&P: BBB- (Stable)

Maturity:	Perpetual

Redemption:

The Class H preferred stock and the depositary shares representing the Class H preferred stock are not redeemable until August 30, 2015.  On or after August 30, 2015, such shares may be redeemed for cash at the Issuer’s option, in whole or in part, at a redemption price of $2,500.00 per share of Class H preferred stock (equal to $25.00 per depositary share), plus any accrued and unpaid dividends to the date of redemption

Aggregate Liquidation Preference:	$175,000,000 ($2,500 per share of Class H preferred stock, equivalent to $25.00 per depositary share)

Dividend Rate (Cumulative):

Subject to authorization by the Issuer’s Board of Directors and declaration by the Issuer, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing January 15, 2011 at the rate of 6.90% of the $2,500.00 liquidation preference per year, or $172.50 per year per share of Class H preferred stock (equal to $1.725 per year per depositary share)

Purchase Price by Underwriters:	$24.2125 per depositary share sold to retail accounts and $24.500 per depositary share sold to institutional accounts

Net Proceeds to Issuer (before expenses):	$169,684,437.50 after deducting underwriting discount

Settlement Date:	August 30, 2010 (T+5)

CUSIP Number:	49446R 828

ISIN Number:	US49446R8280

Listing:	The Issuer intends to file an application with the NYSE and trading is expected to begin within 30 days of issuance

Bookrunners:	Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC

Co-Managers:	Morgan Keegan & Company, Inc., Piper Jaffray & Co., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated August 23, 2010) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling (i) Banc of America Securities LLC toll-free 1-800-294-1322, (ii) Morgan Stanley & Co. Incorporated toll-free 1-866-718-1649, (iii) UBS Securities LLC toll-free 1-877-827-6444, ext. 561-3884, or (iv) Wells Fargo Securities, LLC toll-free 1-800-326-5897.

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